Wing Tai Holdings Limited
107 Tampines Road, Singapore 535129
Tel (65) 280 9111 Fax (65) 383 8940
http://www.wingtaiasia.com.sg

29 November 2001

Division of International Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SEC File No: 82-4632

Dear Sirs

RULE 12g3-2(b)

We refer to the above-reference exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended (the "Act") granted previously to Wing Tai Holdings Limited (the "Company"). We hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a copy of the announcement released on 29 November 2001 by the Company to the Singapore Exchange Securities Trading Limited.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Yours faithfully
For and on behalf of
WING TAI HOLDINGS LIMITED

Ooi Siew Poh
Company Secretary
Tel: 380 3728
Fax: 383 8940

Enc.


WINGTAIASIA

Wing Tai Holdings Limited

107 Tampines Road, Singapore 535129

Tel (65) 280 9111 Fax (65) 383 8940

http://www.wingtaiasia.com.sg

ANNOUNCEMENT

The Board of Directors of Wing Tai Holdings Limited (the "Company") would like to announce that Wing Tai Investment & Development Pte Ltd, a wholly-owned subsidiary of the Company, has acquired 10,000 shares of US$1.00 each in Cyber Cosmos Limited ("CCL") (a company incorporated in the British Virgin Islands) representing 25% of the issued share capital of CCL, resulting in CCL becoming an associated company of the group.

By Order of the Board

Woo Kah Wai
Company Secretary

29 November 2001


WINGTAIASIA